                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                            ------------------------


                            EGREETINGS NETWORK, INC.
                            (Name of Subject Company)

                            EGREETINGS NETWORK, INC.
                        (Name of Person Filing Statement)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    282343102
                      (CUSIP Number of Class of Securities)

                                -----------------

                            Egreetings Network, Inc.
                                 Andrew J. Moley
                            149 New Montgomery Street
                             San Francisco, CA 94105
                                 (415)-375-4100
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                        ---------------------------------

                                 With a copy to:

                             Kenneth Guernsey, Esq.,
                                Jamie Chung, Esq.
                               Cooley Godward LLP
                               One Maritime Plaza
                             San Francisco, CA 94111
                                 (415) 693-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 1 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on February 12, 2001 (the "Statement") related to the tender offer by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("AmericanGreetings.com"), to purchase all of the outstanding shares (the "Shares") of the common stock, par value $0.001 per share, of Egreetings (the "Common Stock"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, initially filed by AmericanGreetings.com and the Purchaser with the Commission on February 12, 2001 (as amended or supplemented from time to time, the "Schedule TO"). This Amendment amends Items 2, 4 and 5 of the Statement. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

ITEM 2.  SUBJECT COMPANY INFORMATION

         Item 2 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

         On December 16, 1999, Egreetings sold an aggregate of 6,000,000 shares of Common Stock in an underwritten public offering at a purchase price of $10.00 per share, with gross proceeds to Egreetings of $60,000,000. On January 20, 2000, upon the exercise of the underwriters' overallotment option, Egreetings sold an additional 479,000 shares of Common Stock at a purchase price of $10.00 per share, with gross proceeds to Egreetings of $4,790,000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Board of Directors, at a meeting held on February 4, 2001, determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of Egreetings. All members of the Board of Directors (none of whom are affiliated with AmericanGreetings.com or any of its affiliates) were present at this meeting (including the four non-employee directors), at which the Board unanimously approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement and approved the Merger Agreement. The Board of Directors recommends that stockholders accept the Offer, tender their Shares in the Offer and, if required under Delaware law or Egreetings' Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

         A letter to Egreetings' stockholders communicating the Board of Directors' recommendation is filed as Exhibit (a)(1) hereto, and is incorporated herein by reference.

BACKGROUND; REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION

     Background

         As a result of discussions by the Board of Directors and management of Egreetings with respect to the possible courses of action for Egreetings to achieve growth in revenue and to maximize stockholder value, in October 1999, Egreetings engaged Credit Suisse First Boston Corporation ("CSFB") as its financial advisor.

         On November 3, 1999, American Greetings Corporation, an Ohio corporation and an indirect parent corporation of AmericanGreetings.com, and Gibson publicly announced that they had entered into an agreement for American Greetings Corporation to acquire Gibson, which then had a beneficial ownership of approximately 27.8% of Egreetings. On November 5, 1999, Morry Weiss, a director of AmericanGreetings.com and Chief Executive Officer of American Greetings Corporation, contacted Gordon Tucker, then Chief Executive Officer of Egreetings, to commence discussions regarding a possible combination of the two companies.

         On November 9, 1999, representatives of Egreetings and AmericanGreetings.com met at the offices of Egreetings to discuss combination possibilities. James C. Spira, a director of AmericanGreetings.com, John M. Klipfell, then Chief Executive Officer of AmericanGreetings.com, and Josef A. Mandelbaum, then Senior Vice President Sales, Business Development and Strategic Planning of AmericanGreetings.com, represented AmericanGreetings.com and Mr. Tucker, Andrew J. Moley, then Chief Financial Officer of Egreetings, and three directors of Egreetings: Stewart Alsop, Charles A. Holloway and Brendon S. Kim, represented Egreetings. AmericanGreetings.com and Egreetings entered into a confidentiality agreement on November 16, 1999.

         On November 26, 1999, following further discussions among representatives of Merrill Lynch, as financial advisor to AmericanGreetings.com, and representatives of CSFB, Merrill Lynch on behalf of AmericanGreetings.com proposed a transaction whereby Egreetings stockholders would receive shares of a class of AmericanGreetings.com common stock in exchange for their then outstanding Egreetings' Common Stock. The stockholders of Egreetings would own 50% of the combined company and Egreetings and AmericanGreetings.com would have equal representation on the Board of Directors of the combined company. Egreetings proposed a different structure in which the stockholders of Egreetings would own 60% of the combined company and Egreetings would have greater than a majority representation on the Board of Directors of the combined company. Thereafter Egreetings and AmericanGreetings.com had further discussions on the two alternative proposals.

         On November 29, 1999, at a telephonic meeting of the Board of Directors of Egreetings at which representatives of CSFB attended, the Board discussed the transaction as proposed by AmericanGreetings.com and the proposed initial public offering of Egreetings (the "IPO"). Based upon its belief that the valuation offered by the IPO was greater than the valuation proposed by AmericanGreetings.com, the liquidity provided by the IPO and the uncertainty of the timing of the AmericanGreetings.com transaction, the Board of Directors of Egreetings decided to proceed with the IPO, which was completed on December 16, 1999.

          On January 12, 2000, Mr. Spira contacted Mr. Alsop to resume discussions with Egreetings for a potential combination of Egreetings and AmericanGreetings.com. From January 12, 2000 through February 2000, members of senior management and the financial advisors of Egreetings and AmericanGreetings.com continued due diligence and discussion of the two alternative proposals described above.

         On February 21, 2000, Mr. Alsop contacted an online media company and inquired whether it would be interested in receiving a joint proposal from AmericanGreetings.com and Egreetings for it to participate in a transaction involving the combined company. An executive of the online media company responded that it would be interested in participating in a transaction.

         In late February 2000, Messrs. Alsop and Kim and Peter Nieh, a director of Egreetings, met with representatives of CSFB to discuss the terms of the transaction proposed by AmericanGreetings.com.

         On February 25, 2000, Egreetings delivered a term sheet to AmericanGreetings.com, setting forth its proposal in which stockholders of Egreetings would own 60% of the combined company and Egreetings would have greater than a majority representation on the Board of Directors of the combined company. AmericanGreetings.com rejected such proposal because it believed that it should have a greater equity holding in and more control of the combined company.

         On March 29, 2000, representatives of AmericanGreetings.com, including Messrs. Weiss, Spira and Mandelbaum, then Chief Executive Officer of AmericanGreetings.com, and Maureen M. Spooner, Chief Financial Officer of AmericanGreetings.com, met with representatives of Egreetings, including Mr. Alsop, Lee Rosenberg, a director of Egreetings, Messrs. Tucker and Moley and a representative of the online media company at Egreetings' offices in San Francisco to discuss a potential transaction involving the three companies. At the meeting, the representative of the online media company confirmed that, contingent upon a transaction between Egreetings and AmericanGreetings.com occurring, they would be interested in making a financial investment in the combined company and entering into a commercial transaction with the combined company.

         On April 3, 2000, representatives of AmericanGreetings.com, including Messrs. Weiss and Spira, and representatives of Merrill Lynch, met with representatives of Egreetings, including Messrs. Alsop and Rosenberg, and representatives of CSFB in Chicago to continue the discussion regarding a potential transaction between AmericanGreetings.com and Egreetings.

         On April 4, 2000, at a telephonic meeting of the Board of Directors of Egreetings, the Board reviewed the terms of the two alternative proposals described above for a transaction with AmericanGreetings.com and authorized management to continue negotiations with AmericanGreetings.com.

         On April 9, 2000, Egreetings revised its proposal to propose a transaction in which the stockholders of Egreetings and AmericanGreetings.com would each hold 50% of the combined entity. The parties thereafter continued their due diligence investigations and discussions of other terms of the proposed transaction, including control and management of the combined entity, access to content provided by American Greetings Corporation, funding by American Greetings Corporation and commitments regarding cash available at closing. During such discussions, Egreetings proposed a condition to closing that the online media company invest in the combined company, a long-term commitment for content and brand licensing to the combined company by American Greetings Corporation, a limitation on the online activities of American Greetings Corporation, equal representation on the Board of Directors of the combined company and restrictions on the ability of American Greetings Corporation and its nominees to the Board of Directors of the combined entity to exercise voting rights with respect to any merger or acquisition transactions involving the combined company or any issuance of stock by the combined company.

         On May 4, 2000, based on the results of its due diligence investigation, AmericanGreetings.com concluded that a 50% equity ownership position would not be sufficient in light of the proposed restrictions on control and determined to suspend discussions with Egreetings on the basis of the terms then under consideration.

         On June 2, 2000, Mr. Mandelbaum contacted Mr. Moley to resume discussions regarding a potential transaction between Egreetings and AmericanGreetings.com and to discuss potential changes to the transaction structure and the previously proposed control restrictions on American Greetings Corporation.

         During June 2000 and early July 2000, senior management of Egreetings met several times with senior management of a public online loyalty management company to discuss a potential transaction. Specific terms of a potential transaction were not discussed and, following a presentation on July 12, 2000 by senior management of Egreetings to the potential partner and its financial advisor, the potential partner determined not to continue discussions with Egreetings.

         On July 17, 2000, Mr. Mandelbaum contacted Mr. Alsop while both were attending an industry conference in the San Francisco area and reiterated AmericanGreetings.com interest in a potential transaction with Egreetings.

         In August 2000, members of senior management of Egreetings met with representatives of CSFB and requested that they continue the search for potential strategic partners for Egreetings.

         During the period from late August 2000 through early October 2000, members of senior management of Egreetings met with members of senior management of a public online gaming company. The potential acquiror initially proposed a transaction in which Egreetings stockholders would receive stock of such company valued at the time of the initial proposal at approximately $70 million. While the two parties were conducting their due diligence and discussing other terms of the proposed transaction, the value of the proposed consideration dropped to approximately $25 million and because the proposed acquiror would not increase the value of the consideration to be paid to Egreetings' stockholders, Egreetings terminated discussions with such potential acquiror.

         In August 2000, members of senior management of Egreetings made a presentation to a public internet portal company at which no specific terms of a transaction were discussed. Such company determined not to proceed with discussions with Egreetings based upon the presentation made.

         In addition, during the period from August 2000 through October 2000, members of senior management of Egreetings held preliminary discussions and meetings with other potential strategic partners, however, no formal presentations were made and no specific terms of any proposed transaction were discussed during such discussions and meetings.

         On October 24, 2000, at a meeting of the Board of Directors of Egreetings, the Board confirmed its decision to continue to pursue a strategic transaction.

         In early November 2000, Mr. Mandelbaum telephoned Mr. Moley, then Chief Executive Officer and President of Egreetings, to discuss the possibility of resuming discussions regarding a proposed transaction. On November 13, 2000, Mr. Mandelbaum proposed a cash purchase of Egreetings at a total purchase price of $20 million (approximately $0.56 per Share). Because Egreetings felt that the proposed purchase price was too low it rejected that proposal.

         In late November 2000 and early December 2000, members of senior management of Egreetings met with members of senior management of a public digital imaging/storage company to discuss a proposed transaction. The potential acquiror proposed a transaction in which Egreetings' stockholders would receive an aggregate of approximately $30-35 million in a combination of cash and stock of the potential acquiror.

         In late November 2000 and early December 2000, members of senior management of Egreetings also met with members of senior management of a public online media company (that was not the same company with which Egreetings and AmericanGreetings.com had previously met with). The potential acquiror proposed a transaction in which Egreetings stockholders would receive approximately $1.00 per Share in a combination of cash and stock of the potential acquiror to be determined.

         In addition, during the same time period, members of senior management of Egreetings met with members of senior management of a public online printing company during which no specific terms of a transaction were discussed.

         In early December 2000, Messrs. Mandelbaum and Moley discussed a transaction structure proposed by AmericanGreetings.com, in which AmericanGreetings.com's stockholders would receive 70% of the combined company, which would remain public, potentially preceded by a cash dividend to Egreetings' stockholders.

         On December 12, 2000, Messrs. Spira and Rosenberg met to discuss a proposed transaction between Egreetings and AmericanGreetings.com based upon the terms discussed by Messrs. Mandelbaum and Moley. On December 14, 2000, Mr. Mandelbaum sent an e-mail to Messrs. Alsop, Kim, Nieh and Rosenberg reiterating the AmericanGreetings.com proposal that was discussed with Mr. Moley.

         On December 15, 2000, at a meeting of the Board of Directors of Egreetings, the Board considered the four potential transactions discussed in the preceding paragraphs, including the most current proposal from AmericanGreetings.com. The Board authorized the members of senior management of Egreetings to proceed with further negotiations with the public online media company.

         On December 22, 2000 the public online media company delivered drafts of the proposed merger agreement to Egreetings and on January 4, 2001, Cooley Godward LLP, Egreetings' outside legal counsel ("Cooley Godward"), responded with comments to the proposed merger agreement. Through early January 2001, Egreetings and the potential acquiror held numerous meetings to discuss the transaction and to conduct due diligence. In early January 2001, the potential acquiror terminated discussions with Egreetings, citing potential difficulties with the proposed technology integration, changes in the technology market in general and Egreetings' recent performance. In addition, at that time the potential acquiror's stock price was declining and Egreetings believes that it was facing significant internal business issues.

         In early January 2001, Mr. Alsop had a phone conversation with Mark McNay, from William Blair & Company, AmericanGreetings.com's financial advisor, regarding a potential transaction structure that would be acceptable to Egreetings. On January 22, 2001, following termination of the discussions with the public online media company, Mr. Moley had a further conversation with Mr. McNay during which they agreed to continue further discussions.

         On January 24, 2001, representatives of AmericanGreetings.com, including Mr. Mandelbaum, Michael Waxman-Lenz, Vice President of Business Development, and Tammy Martin, General Counsel, met with Mr.

Moley and Scott Neamand, Chief Financial Officer of Egreetings, at the San Francisco office of William Blair & Company to discuss the potential transaction between AmericanGreetings.com and Egreetings. Ms. Spooner participated telephonically. Representatives of William Blair & Company were also present at the meeting. The representatives of Egreetings provided certain due diligence materials to representatives of AmericanGreetings.com.

         During the next few days, Messrs. Mandelbaum and Moley had telephone conversations in which they agreed to certain basic terms of a transaction between Egreetings and AmericanGreetings.com, subject to continuing due diligence and the negotiation of mutually acceptable definitive agreements.

         On January 27, 2001, Jones Day, outside legal counsel to AmericanGreetings.com, circulated an initial draft of the merger agreement and tender and voting agreement to Egreetings and Cooley Godward. Between January 27, 2001 and February 5, 2001, AmericanGreetings.com and its legal counsel, financial advisors and accountants conducted additional due diligence on Egreetings, and representatives of Egreetings and AmericanGreetings.com continued to negotiate the terms of the definitive merger agreement.

         On January 30, 2001, at a telephonic special meeting of the Board of Directors of Egreetings, the Board reviewed the status of the proposed transaction with AmericanGreetings.com and the proposed deal terms and authorized senior management of Egreetings to continue negotiations.

         On February 2, 2001, at a special meeting of the Board of Directors of Egreetings, the Board reviewed the principal terms of the proposed transaction with AmericanGreetings.com. At the meeting, representatives of CSFB reviewed with the Board CSFB's financial analysis of the consideration payable in the proposed transaction, as well as alternatives to the proposed transaction, including liquidation. Representatives of Cooley Godward discussed with the Board of Egreetings the legal aspects of the proposed transaction. The Board authorized senior management of Egreetings to continue negotiating with AmericanGreetings.com in order to finalize the proposed merger agreement.

         On February 2, 2001, at a meeting of the Board of Directors of AmericanGreetings.com, the Board unanimously approved the Merger Agreement, contingent upon final negotiation and execution of definitive documentation.

         On February 4, 2001, at a special meeting of the Board of Directors of Egreetings, the Board reviewed the status of negotiations with AmericanGreetings.com. At this meeting, Cooley Godward updated the Board on the changes negotiated to the definitive merger agreement since the previous meeting of the Board of Egreetings. The Board was also advised that American Greetings Corporation had agreed to extend a $24 million line of credit to AmericanGreetings.com and that certain stockholders of Egreetings had agreed to enter into a Tender and Voting Agreements. Also at this meeting, CSFB rendered to the Board its oral opinion (subsequently confirmed by delivery of a written opinion dated February 5, 2001) to the effect that, as of the date of such opinion and based on and subject to certain matters stated in its opinion, the $0.85 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders (other than AmericanGreetings.com and its affiliates). After a full discussion of the matters considered by the Board of Egreetings at the meeting, the Board unanimously approved the Merger Agreement substantially in the form presented to the Board and determined to recommend to Egreetings' stockholders that they accept the Offer, tender their Shares in the Offer and, if required by Delaware law or Egreetings' Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

         After the close of trading on February 5, 2001, Egreetings, AmericanGreetings.com and the Purchaser executed the Merger Agreement and Egreetings and AmericanGreetings.com issued a joint press release announcing the transaction.

         On February 12, 2001 the Purchaser commenced the Offer.

     Reasons for the Board of Directors' Recommendation

         In reaching its recommendations described above in this Item 4, the Board of Directors of Egreetings considered a number of factors, including the following:

         1. The financial condition, results of operations and cash flows of Egreetings.

         2. The fact that Egreetings had undergone a lengthy process of soliciting potential acquirors or strategic partners.

         3. The possible alternatives to the Offer and the Merger and the risks involved in pursuing such alternatives, including, without limitation, continuing to operate Egreetings as an independent entity, liquidating Egreetings and pursuing a business combination with parties other than AmeircanGreetings.com. The Board of Directors rejected each of the alternatives in favor of the Offer and the Merger, because the Board of Directors believed that the Offer and the Merger represented the best and quickest opportunity to get the most cash to the stockholders of Egreetings.

         4. The going concern value, liquidation value and net book value of Egreetings. Because of the difficulty that Egreetings had experienced in finding a potential acquiror or strategic partner, the current rate of cash burn and the stock price of the Shares, the Board of Directors believed that Egreetings' going concern value was less than the Per Share Amount. In addition, although Egreetings' net book value per Share as of December 31, 2000 was greater than the Per Share Amount, the Board believed that any amount received for the assets of Egreetings in a sale or a liquidation would be less than the net book value and less than the Per Share Amount.

         5. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, which were the result of the arm's-length negotiations between AmericanGreetings.com and Egreetings.

         6. The historical market price, and the recent trading activity in, the Shares, and particularly the fact that the $0.85 per Share cash price to be received by the holders of Shares represents a premium of approximately 70% over the $0.50 closing price of the Shares on the Nasdaq National Market on February 2, 2001 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement). The Board of Directors also considered the form of consideration to be paid to holders of Shares in the Offer and Merger, and the certainty of value of such cash consideration compared to stock or other forms of consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

         7. The opinion to the Board of Directors of CSFB as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received in the Offer and the Merger by the holders of the Shares (other than AmericanGreetings.com and its affiliates). The full text of the written opinion of CSFB, dated February 5, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. THE OPINION OF CSFB IS ADDRESSED TO THE BOARD OF DIRECTORS, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES (OTHER THAN AMERICANGREETINGS.COM AND ITS AFFILIATES), AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

        8. The anticipated timing of consummation of the transactions contemplated by the Merger Agreement including the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

        9. The fact that neither the Offer nor the Merger is subject to any financing condition, that AmericanGreetings.com has represented that it has available to it, and will make available to Purchaser, sufficient funds to consummate the Offer and the Merger and that American Greetings Corporation has extended a $24 million line of credit to AmericanGreetings.com.

       10.       The fact that the Merger Agreement, which prohibits
Egreetings from, directly or indirectly, soliciting, initiating or knowingly encouraging any submission of acquisition proposals from any third party or participating in any negotiations or discussions regarding, or furnishing information with respect to, or otherwise knowingly cooperating with a third party who makes an acquisition proposal, under certain circumstances permits Egreetings in response to an unsolicited acquisition proposal to inform itself with respect to such proposal and, if such proposal is superior to the terms of the Offer or Merger, to furnish information to, and negotiate, explore or otherwise engage in substantive discussions with or, upon the payment of a termination fee, enter into an acquisition agreement with a third party with respect to such proposal. In this regard, the Board recognized that the provisions of the Merger Agreement relating to non-solicitation of acquisition proposals and termination fees were insisted upon by AmericanGreetings.com as a condition to entering into the Merger Agreement.

         The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

         The Board of Directors did not structure the transaction to require the approval of the holders of a majority of the Shares held by stockholders unaffiliated with the Purchaser and its affiliates nor retained an unaffiliated representative to act solely on behalf of such stockholders because such approval or representative is not required under Delaware law and the Board believed that the substantive and procedural fairness of the transactions was established by the factors set forth above.

     Opinion of Egreetings' Financial Advisor

         CSFB has acted as financial advisor to the Board of Directors of Egreetings in connection with the Offer and the Merger. The Board of Directors of Egreetings selected CSFB based on CSFB's experience, expertise and reputation. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

         In connection with CSFB's engagement, the Board of Directors of Egreetings requested that CSFB evaluate the fairness, from a financial point of view, to the holders of Shares (other than AmercianGreetings.com and its affiliates) of the consideration to be received by the holders pursuant to the Offer and the Merger. On February 4, 2001, at a meeting of the Board of Directors of Egreetings held to evaluate the proposed Offer and the Merger, CSFB rendered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 5, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $0.85 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders (other than AmercianGreetings.com and its affiliates).

         THE FULL TEXT OF CSFB'S WRITTEN OPINION, DATED FEBRUARY 5, 2001, TO THE BOARD OF DIRECTORS OF EGREETINGS, WHICH SETS FORTH, AMONG OTHER THINGS, THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS APPENDED TO EGREETINGS' SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED WITH THE COMMISSION AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CSFB'S OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF EGREETINGS, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $0.85 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES (OTHER THAN AMERCIANGREETINGS.COM AND ITS AFFILIATES), AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED OFFER OR MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO ANY MATTER RELATING TO THE MERGER. THE SUMMARY OF CSFB'S OPINION IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

         A copy of CSFB's written presentation to the Board of Directors of Egreetings has been attached as an exhibit to Egreetings' Schedule 13E-3 filed with the Commission and will be available for inspection and copying at the principal executive offices of Egreetings during regular business hours by any interested Egreetings stockholder or any representative of the stockholder who has been so designated in writing and may be inspected and copied at the office of, and obtained by mail from, the Commission.

         In arriving at its opinion, CSFB reviewed the Merger Agreement and related documents, as well as publicly available business and financial information relating to Egreetings. CSFB also reviewed other information relating to Egreetings, including financial forecasts, provided to or discussed with CSFB by Egreetings, and met with the management of Egreetings to discuss the business and prospects of Egreetings. CSFB also considered financial and stock market data of Egreetings and, to the extent publicly available, the financial terms of other business combinations and other transactions which have in the past been effected. CSFB also considered other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.

         In connection with its review, CSFB did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. CSFB was advised, and assumed, that the financial forecasts for Egreetings were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Egreetings as to the future financial performance of Egreetings and the other matters covered by the forecasts. CSFB was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Egreetings, and was not furnished with any independent evaluations or appraisals.

         CSFB's opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of its opinion. Although CSFB evaluated, from a financial point of view, the $0.85 per Share cash consideration to be received in the Offer and Merger by the holders of Shares (other than AmericanGreetings.com and its affiliates), CSFB was not requested to, and did not, recommend the specific consideration to be received in the Offer and the Merger, which consideration was determined between the Board of Directors of Egreetings and AmericanGreetings.com. CSFB's opinion did not address the underlying business decision of Egreetings to proceed with the transaction. In connection with its engagement, CSFB was requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of all or part of Egreetings. CSFB was advised that if Egreetings did not consummate the transaction or another similar transaction, Egreetings would pursue a liquidation of the company. No other limitations were imposed on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion.

         In preparing its opinion to the Board of Directors of Egreetings, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses described below is a description of the material analyses underlying its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

         In its analyses, CSFB considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Egreetings. No company, transaction or business used in CSFB's analyses as a comparison is identical to Egreetings or the proposed Offer and Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in CSFB's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CSFB's analyses and estimates are inherently subject to substantial uncertainty.

         CSFB's opinion and financial analyses were only one of many factors considered by the Board of Directors of Egreetings in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board of Directors of Egreetings or management of Egreetings with respect to the Offer and the Merger or the consideration to be received in the Offer and the Merger.

         The following is a summary of the material analyses underlying CSFB's opinion dated February 5, 2001 delivered to the Board of Directors of Egreetings in connection with the Offer and the Merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND CSFB'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CSFB'S FINANCIAL ANALYSES.

         SELECTED COMPANIES COMPARISON. CSFB compared financial, operating and stock market data of Egreetings to corresponding data of the following five publicly traded companies perceived to be leaders in the internet portals industry and seven publicly traded companies with business models and means of generating revenue similar to Egreetings in the advertising-based content industry:

        INTERNET PORTALS                   ADVERTISING-BASED CONTENT
        ----------------                   -------------------------
     o    Yahoo! Inc.                     o    Cnet Networks, Inc.
     o    Terra Networks, S.A.            o    TicketMaster Online-Citysearch,
                                               Inc.
     o    At Home, Inc.                   o    SportsLine.com, Inc.
     o    The Walt Disney Internet Group  o    TheStreet.com, Inc.
     o    NBC Internet, Inc.              o    MarketWatch.com, Inc.
                                          o    iVillage, Inc.
                                          o    Woman.com Networks, Inc.

         CSFB compared fully diluted aggregate values, calculated as fully diluted equity market value plus net debt, as a multiple of actual calendar year 2000 and estimated calendar year 2001 revenues. All multiples were based on closing stock prices on January 29, 2001. This analysis indicated the following median and mean implied multiples for the selected companies as compared to the implied multiples for Egreetings:

                                                   AGGREGATE VALUE /
                                                        REVENUE
                                                  ------------------

                                                ESTIMATED      ESTIMATED
                                                  2000            2001
                                                  ----            ----
               Egreetings                           y              y
               Internet Portals
                   Median                         4.9x            2.0x
                   Mean                           8.9x            6.0x
               Advertising-Based Content
                   Median                         2.1x            1.1x
                   Mean                           2.1x            1.5x

                   "y" indicates a negative multiple value.

         PREMIUMS PAID ANALYSIS. CSFB reviewed the percentage premiums paid in 84 publicly announced transactions in the software and internet industries from January 1, 1999 through January 29, 2001. CSFB calculated the percentages of the selected transactions within selected ranges of percentage premiums paid and the percentages of selected transactions in which the premiums paid were in excess of each range, using 100% for the fifth selected range. CSFB then derived the implied per Share equity value of Egreetings for each selected range by multiplying the closing price of Egreetings common stock on January 29, 2001 by the top of the first four selected ranges and by 100.0% for the fifth selected range. CSFB also noted that the cash consideration in the Offer and the Merger is $0.85 per Share. The analysis indicated the following:


                                                             RANGE OF PERCENTAGE PREMIUM PAID
                                      0.0% - 20.0%   20.0% - 40.0%     40.0% - 60.0%    60.0% - 80.0%       > 80.0%
                                      ------------   -------------     -------------    -------------       -------
Percentage of Precedent                  33.0%            26.0%             26.0%             7.0%            7.0%
   Transactions Within the Range
Percentage of Premiums Above             67.0%            41.0%             14.0%             7.0%            4.0%
   the Range
Implied Per Share Equity Value           $0.41            $0.48             $0.54            $0.61           $0.68



         CSFB also reviewed the closing price of Egreetings common stock on January 29, 2001, referred to as current market, and the average closing prices of Egreetings common stock over various periods ending January 29, 2001. CSFB then calculated the percentage premium of the cash consideration in the Offer and the Merger of $0.85 to the closing price of Egreetings common stock on January 29, 2001 and the average closing prices of Egreetings common stock over the various periods observed. This analysis indicated the following:


                                                           PREMIUM OF MERGER
                                           EGREETINGS       CONSIDERATION TO
                                          STOCK PRICES        STOCK PRICE
                                          ------------    -----------------
          Current Market                     $0.34              147.3%
          5 Trading Days Average             $0.38              126.7%
          10 Trading Days Average            $0.38              126.7%
          15 Trading Days Average            $0.44               94.3%
          20 Trading Days Average            $0.28              202.2%
          30 Trading Days Average            $0.28              202.2%


         COMPARATIVE STOCK PRICE PERFORMANCE. CSFB also compared the recent stock price performance of Egreetings with an index comprised of companies in the internet portals industry, including Yahoo! Inc., At Home Corporation., NBC Internet, Inc., America Online, Inc., Terra Networks S.A., and the Walt Disney Interent Group, an index comprised of companies in the internet e-commerce industry, including Amazon.com Inc., eTOYS Inc., Drugstore.com, Inc. and priceline.com, Incorporated, an index comprised of companies in the advertising-based content industry, including TheStreet.com, Inc., Cnet Networks, Inc., iVillage, Inc., Woman.com Networks, Inc., Sportsline.com, Inc., Ticketmaster Online-Citysearch, Inc. and Marketwatch.com, Inc. and the Nasdaq composite index over the period from December 17, 1999, the date of Egreetings' initial public offering, through January 29, 2001. The results of this analysis were as follows:

                                           CHANGE IN MARKET PRICE
                                                PER SHARE FROM
              COMPANY OR INDEX              12/17/99 TO 1/29/01
              ----------------             ----------------------
              Egreetings                           (96.7)%
              Internet Portals                     (46.9)%
              Internet E-Commerce                  (84.6)%
              Advertising-Based Content            (80.3)%
              Nasdaq                               (24.4)%

         HISTORICAL STOCK PRICE ANALYSIS. CSFB analyzed the prices at which Egreetings common stock has traded since Egreetings' initial public offering on December 17, 1999 through January 29, 2001. CSFB noted that the all-time high closing price for Egreetings common stock was $12.38 on January 3, 2000, and the all-time low closing price for Egreetings common stock was $0.22 on December 8, 2000. CSFB also noted that the price of Egreetings Shares had not closed above $0.85 per Share since October 3, 2000.

         LIQUIDATION ANALYSIS. CSFB performed a liquidation analysis of Egreetings' portfolio by reviewing the book value of Egreetings' assets and liabilities estimated by Egreetings's management as of December 31, 2000, which were then discounted to reflect various liquidation adjustments, based on internal estimates of Egreetings' management. This analysis resulted in an implied aggregate equity liquidation reference range for Egreetings of approximately $25,191,482 to $27,611,352 and an implied per Share equity liquidation reference range for Egreetings of $0.75 to $0.83, as compared to the cash consideration in the Offer and the Merger of $0.85 per Share.

         OTHER FACTORS. In the course of preparing its opinion, CSFB also reviewed and considered other information and data, including:

o aggregate values as multiples of actual calendar year 2000 and estimated calendar year 2001 revenues for the top 25% and bottom 25% internet software and services companies and the average percentage premium afforded to the perceived market leaders;

o aggregate values as multiples of estimated calendar year 2001 revenues for perceived technology leaders within various selected industry sub-categories and the percentage premium afforded to the perceived market leaders;

o a list of companies trading at negative aggregate values and the percentage increases in the prices of the common stock of selected technology companies required for the companies to trade at illustrative positive revenue multiples for estimated calendar year 2001;

o Egreetings' actual revenue for the first three fiscal quarters of the calendar year 2000 compared to various research analysts' estimates for Egreetings for each of the respective quarters; and

o the estimated cash balance for the continued operation of Egreetings through the end of calendar year 2002, assuming no additional financing.

INTENT TO TENDER

         To the best knowledge of Egreetings, each executive officer and director of Egreetings (other than Scott Neamand) intends to tender all Shares held of record or beneficially owned by such person to the Purchaser. Stewart Alsop, Brendon Kim, Peter Nieh and Lee Rosenberg, all directors of Egreetings, and their affiliated investment funds, Andrew Moley, a director and Chief Executive Officer and President of Egreetings, and Frederick Campbell and Anthony Levitan, entered into a Tender and Voting Agreement with AmericanGreetings.com and Purchaser on February 5, 2001, pursuant to which they have contractually committed themselves to tender their Shares and, if required, vote in favor of adoption of the Merger Agreement. In addition AmericanGreetings.com and the Purchaser have informed us that Gibson intends to tender all Shares held of record or beneficially owned by such entity to the Purchaser. Other than in their capacity as a director of Egreetings, none of these persons makes a recommendation as to whether stockholders of Egreetings should tender any Shares held by them into the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         Item 5 of the Statement is hereby amended and restated in its entirety as follows:

         Egreetings has retained CSFB to act as its exclusive financial advisor in connection with the Offer and Merger. Pursuant to the terms of this engagement, Egreetings has agreed to pay CSFB for its financial advisory services upon consummation of the Offer and the Merger an aggregate fee of approximately $1.5 million. Egreetings also has agreed to reimburse CSFB for reasonable out-of-pocket expenses incurred by CSFB in performing its services, including reasonable legal fees and expenses, and to indemnify CSFB and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

         CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CSFB acted as joint lead manager in connection with Egreetings' IPO in December 1999, for which it received fees of approximately $2 million and as the sole placement agent for an Egreetings preferred stock financing in October 1999, for which it received fees of approximately $600,000. In the ordinary course of business, CSFB and its successors and affiliates may actively trade or hold the securities of Egreetings and affiliates of AmericanGreetings.com for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

         Neither Egreetings nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            EGREETINGS NETWORK, INC.


                            By:  /s/ Andrew J. Moley
                                 ----------------------------
                                 Andrew J. Moley
                                 Chief Executive Officer
                                 and President

Dated:   February 26, 2001